Exhibit 99.67

WonderFi Announces Strategic Investment in Bitbuy, First Approved Crypto Marketplace in Canada

Vancouver, British Columbia--(Newsfile Corp. - December 3, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced that it has made a strategic investment into First Ledger Corp., the parent company of Bitbuy Technologies Inc. ("Bitbuy"), Canada's first approved crypto marketplace.

"WonderFi's strategic investment in Bitbuy, one of the first regulated crypto marketplaces globally, is a significant step as we continue on our mission of democratizing finance through easy and secure access to decentralized finance and crypto," said Ben Samaroo, CEO of WonderFi. "Our alignment with Bitbuy opens up significant opportunities to create an end-to-end, unified customer experience. We are actively exploring integration of our product suites which will expand the reach and scope that WonderFi can offer to the market, and will drive long-term growth and value for the Company."

"Whether Canadians are buying Bitcoin, Ethereum or altcoins, Bitbuy knows that price and best- execution matter," said Dean Skurka, President of Bitbuy. "We are proud to be a leader in providing transparency to the Canadian market, and pleased to have WonderFi as an investor and strategic partner."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

Bitbuy Technologies Inc.

Dean Skurka, President

dean@bitbuy.ca

Media Contact: binu.koshy@bitbuy.ca

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

ABOUT BITBUY

Bitbuy is proudly Canadian owned and operates a crypto trading platform regulated as a marketplace and licensed as a restricted dealer in Canada. Our mission is to provide our clients the best global prices, the deepest liquidity, and the most crypto asset products in Canada with a convenient, dependable, and secure platform. Bitbuy's head office is in downtown Toronto, with over 85 employees. Bitbuy is also registered with FINTRAC as a Money Services Business in the Virtual Asset Service Provider category. Bitbuy was founded in 2016 and is currently one of Canada's largest crypto trading platforms by trading volume. Bitbuy offers crypto trading services to beginners, advanced traders, and corporations, making it The crypto destination of investors.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: opportunities to create an end-to-end, unified customer experience, integration of product suites, expansion of the reach and scope that WonderFi can offer to the market, creation of long-term value.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/106450